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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

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                                                      SEC FILE NUMBER: 000-19188
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NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended: September 30, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Applied Extrusion Technologies, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

15 Read's Way
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Address of Principal Executive Office (Street and Number)

New Castle, DE 19720
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X]  (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                         (Attach Extra Sheets if Needed)

     The Registrant does not at the present time have audited financial statements for the year ended September 30, 2002. This delay relates to the previously announced process of restating the Registrant's financial statements for fiscal years 1998 through 2001 and the first three fiscal quarters of fiscal 2002, as described in more detail in the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2002.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Brian P. Crescenzo                 (302)                      326-5561
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         (Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           Yes [X]  No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant will report a net loss for the year ended September 30, 2002. Because the Registrant has not yet completed its restatement process, the

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     Registrant cannot yet provide an accurate estimate of its results for the year ended September 30, 2002.

                      APPLIED EXTRUSION TECHNOLOGIES, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  December 30, 2002                 By /s/ David N. Terhune
                                           -------------------------------
                                        Name:  David N. Terhune
                                        Title: President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).